Disclosure regarding audit committee financial expert

CIBC’s Board of Directors has determined that (i) CIBC has at least one audit committee “financial expert” (as defined in General Instruction B.(8)(b) of the General Instructions to Form 40-F) serving on its audit committee, (ii) that Mr. Gary Colter is a “financial expert” (as so defined) and (iii) Mr. Gary Colter is “independent” (as that term is defined in 17 CFR 240.10A-3).